SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                         Friendly Ice Cream Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    358497105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Sardar Biglari
                               The Lion Fund, L.P.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216
                            Telephone (210) 344-3400

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 27, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  358497105
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Lion Fund L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]
                                                                   (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    446,368

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    446,368

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    446,368

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.65%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No.  358497105
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Biglari Capital Corp.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]
                                                                   (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    446,368

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    446,368

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    446,368

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.65%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No.  358497105
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Biglari, Sardar

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]
                                                                   (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF,WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    446,368

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    446,368

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    446,368

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.65%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No.  358497105
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Western Sizzlin Corp.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]
                                                                   (b) [_]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    446,368

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    446,368

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    446,368

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.65%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 358497105
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

          The name of the issuer is Friendly Ice Cream Corporation, a Massachusetts corporation (the "Issuer"). The address of the Issuer's principal office is 1855 Boston Road Wilbraham, MA 01095. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

          (a-c, f) This Schedule 13D is being filed jointly by (i) Lion Fund, L.P., a Delaware Limited Partnership, ("the Lion Fund") (ii) Biglari Capital Corp., a Texas Corporation ("BCC"), (iii) Sardar Biglari, a United States citizen, and (iv) Western Sizzlin Corp., a Delaware corporation ("WSC")(collectively, the "Reporting Persons").

          The principal business address of the Lion Fund, BCC and Sardar Biglari is 9311 San Pedro Avenue, Suite 1440, San Antonio, Texas 78216. The principal business address of WSC is 1338 Plantation Road, Roanoke, Virginia, 24012.

          Sardar Biglari is the Chairman and Chief Executive Officer of BCC, an investment management firm that serves as the general partner to the Lion Fund. The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes. Sardar Biglari is also the chairman of WSC. The principal business of WSC is to operate and/or franchise restaurants.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

          The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $3,516,722.49.

          The funds for the purchase of the Shares beneficially owned by the Lion Fund, BCC and Sardar Biglari came from the working capital of the Lion Fund. The funds for the purchase of the Shares beneficially owned by WSC came from the working capital of WSC.

          No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

          The Reporting Persons may be in contact with, among other persons, members of the Issuer's management, members of the Issuer's Board of Directors, and other significant shareholders.

          The Reporting Persons may effect transactions that would change the number of shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.


          (a-e) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 446,368 Shares or 5.65% of the Shares of the Issuer, based upon the 7,902,298 Shares outstanding as of April 28, 2006, according to the Issuer's most recent Form 10-Q.

          Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 446,368 Shares.

          Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 446,368 Shares.

          The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in private sales and open market transactions.

          The aforementioned Shares were acquired for investment purposes. The Lion Fund and WSC may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

          The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The  Reporting   Persons  do  not  have  any  contract,   arrangement,
understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

          A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

          B. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to July 27, 2006 is filed herewith as Exhibit B.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   August 7, 2006
-----------------------
       (Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     -----------------------
     Sardar Biglari,
     Chief Executive Officer


BIGLARI CAPITAL CORP.

By:  /s/ Sardar Biglari
     ------------------------
     Sardar Biglari,
     Chief Executive Officer


SARDAR BIGLARI

     /s/ Sardar Biglari
     -------------------

WESTERN SIZZLIN CORP.

     /s/ Robyn B. Mabe
     ---------------------
     Robyn B. Mabe,
     Chief Financial Officer



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                  Exhibit A
                                                                 ----------


                                   AGREEMENT

          The undersigned agree that this Schedule 13D dated August 7, 2006, relating to the Common Stock par value $0.01 of Friendly Ice Cream Corporation shall be filed on behalf of the undersigned.




     August 7, 2006
-----------------------
        (Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     --------------------------
     Sardar Biglari,
     Chief Executive Officer


BIGLARI CAPITAL CORP.

By:  /s/ Sardar Biglari
     ---------------------------
     Sardar Biglari,
     Chief Executive Officer


SARDAR BIGLARI

     /s/ Sardar Biglari
     ----------------------------


WESTERN SIZZLIN CORP.

By:  /s/ Robyn B. Mabe
     -----------------------------
     Robyn B. Mabe,
     Chief Financial Officer

                                                                   Exhibit B
                                                                   -----------



         Transactions in the Shares -- Lion Fund, BCC and Sardar Biglari



       Date of               Number of Shares             Price Per
      Transaction                Purchase                   Share
     --------------          -----------------            ------------

        6/13/06                   1,100                     $8.14
        6/14/06                   5,500                     $8.14
        6/22/06                  19,500                     $7.95
        6/23/06                   3,000                     $7.98
        6/28/06                  10,000                     $7.56
        6/29/06                   3,000                     $7.65
        6/30/06                   2,400                     $7.81
        7/5/06                   41,900                     $7.88
        7/6/06                   66,800                     $7.82
        7/7/06                   18,000                     $7.76
        7/10/06                  24,700                     $7.82
        7/11/06                   5,900                     $7.87
        7/12/06                   3,800                     $7.84
        7/13/06                  20,000                     $8.04




                        Transactions in the Shares -- WSC


       Date of               Number of Shares             Price Per
      Transaction                Purchase                   Share
     --------------          -----------------            ------------

        7/14/06                   23,118                    $7.90
        7/17/06                   10,600                    $7.89
        7/18/06                    5,200                    $7.85
        7/19/06                    6,700                    $7.88
        7/20/06                   13,900                    $8.02
        7/21/06                   44,500                    $7.87
        7/24/06                    9,300                    $7.92
        7/25/06                    2,900                    $7.85
        7/26/06                   10,700                    $7.89
        7/27/06                   40,000                    $7.82


SK 25298 0001 688782